EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Kappa Holding B.V. (the “Company”) for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

(1)            the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)            the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ G.P.F. BEURSKENS		/s/ H. WAGTER
Name:	G.P.F. Beurskens	Name:	H.Wagter
Title:	President / Managing Director	Title:	Chief Financial Officer
Date:	8 July 2003	Date:	8 July 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Kappa Holding B.V. and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.